Tyme Commerce, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	182,114.97
Total Income	**$182,114.97**
Cost of Goods Sold	
Shipping, Freight & Delivery - COS	16,104.36
Supplier - COGS	5,628.50
Total Cost of Goods Sold	**$21,732.86**
GROSS PROFIT	**$160,382.11**
Expenses	
Advertising & Marketing	1,774.81
Bank Charges & Fees	484.34
Car & Truck	420.93
Contractors	25,041.26
Events	30,318.43
Insurance	455.00
Job Supplies	18,237.93
Lease Payments	2,028.96
Meals & Entertainment	5,230.23
Office Supplies & Software	1,626.02
Other Business Expenses	2,250.00
Software Development Fees (R&D) (Contractors)	101,916.86
Travel	2,661.85
Total Expenses	**$192,446.62**
NET OPERATING INCOME	**$ -32,064.51**
NET INCOME	**$ -32,064.51**